EXHIBIT 99.1

Molecular Partners and Orano Med expand partnership to develop Targeted Alpha Radio-Therapies for cancer

  New agreement enables both companies to fuel a broad and innovative pipeline of 212Pb-Radio-DARPin candidates, bringing the total number of programs up to ten
  Expanded partnership highlights the parties’ emerging leadership in targeted alpha therapies (TAT), leveraging Orano Med’s expertise in the development of 212Pb-based TAT and vast proprietary supply of 212Pb and Molecular Partners’ unique Radio-DARPins as an ideal vector for radiopharmaceuticals
  Most advanced 212Pb-Radio-DARPin, DLL3-targeted MP0712, starts clinical trials in 2025

ZURICH-SCHLIEREN, Switzerland and CONCORD, Mass., and PARIS, Jan. 12, 2025 (GLOBE NEWSWIRE) -- Ad hoc announcement pursuant to Art. 53 LR – Molecular Partners AG (SIX: MOLN; NASDAQ: MOLN), a clinical-stage biotech company developing a new class of custom-built protein drugs known as DARPin therapeutics, and Orano Med, a clinical-stage radiopharmaceutical company and a pioneer in the development of targeted alpha-particle therapies (TAT) with 212Pb (lead-212), today announced the expansion of their strategic collaboration.

The terms of the new agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights.

In January 2024, Molecular Partners and Orano Med entered into an initial agreement to co-develop four programs. equally sharing costs for preclinical and clinical development and profit from commercialized products. Molecular Partners holds commercialization rights for the first program, MP0712, a DLL3-targeted radio-DARPin, which is expected to move into first-in-human studies in 2025, pending regulatory clearance. Molecular Partners will also hold commercialization rights to the second program, targeting mesothelin, and Orano Med to programs three and four.

The partnership combines Molecular Partners' unique and innovative Radio-DARPin Platform with Orano Med’s 212Pb supply, research and clinical development capabilities. Both groups have been working closely together over the past years, reducing drug candidate cycle times and enabling the generation of more drug candidates to novel targets, thereby pushing the boundaries of what is presently achievable by other technologies.

"We are excited to expand this relationship with Orano Med, representing the bold ambition and high synergy of both groups to build the largest radiotherapy pipeline in our space today. Both groups, having worked together over the past year, realize the unique potential of the other, and we have confidence in our abilities to provide novel and innovative targets for the delivery of radioactive isotopes, pushing the boundaries of what is presently targetable by other technologies,” said Patrick Amstutz, Ph.D., CEO of Molecular Partners.

“The expansion of our collaboration with Molecular Partners underscores the strength and efficiency of our combined approach. Together, we have established a platform capable of significantly reducing development timelines for lead-212-based Radio-DARPin drug candidates. This partnership exemplifies how strategic synergies can drive innovation and accelerate the delivery of next-generation targeted alpha therapies to patients, and further diversifies vectorization technology in Orano Med’s pipeline,” said Arnaud Lesegretain, CEO of Orano Med.

Financial terms of the agreement are not disclosed. Molecular Partners expects no immediate impact on its financial forecast for the fiscal year 2025 from the expansion of the co-development agreement and maintains its funding guidance into 2027.

About DARPin Therapeutics
DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi-target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is designed to be a rapid and cost-effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage.

About 212Pb-based Radio-DARPins
Molecular Partners and Orano Med’s Radio-DARPin platform is being developed to provide a unique and innovative delivery system for radioactive payloads, with exquisite targeting capabilities combined with the optimally balanced safety and tumor killing of 212Pb. DARPins are ideal vectors for efficient delivery of therapeutic radionuclides to solid tumors, while overcoming some historic limitations of radioligand therapy approaches, thanks to their small size as well as high specificity and affinity. Molecular Partners and Orano Med are developing 212Pb-Radio-DARPin candidates against up to ten targets, including the tumor-associated protein Delta-like ligand 3 (DLL3) and mesothelin (MSLN).

About Molecular Partners AG
Molecular Partners AG is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter/X @MolecularPrtnrs.

About Orano Med SAS
Orano Med, a subsidiary of the Orano Group, is a clinical-stage biotechnology company which develops a new generation of targeted therapies against cancer using the unique properties of lead-212 (212Pb), an alpha-emitting radioisotope and one of the more potent therapeutic payloads against cancer cells known as Targeted Alpha-Emitter Therapy (TAT). AlphaMedix, its most advanced asset in development for GEP-NETs tumors received Breakthrough Designation from the FDA in 2024. The company develops several treatments using 212Pb combined with various targeting agents. Orano Med has 212Pb manufacturing facilities, laboratories, and R&D centers in France and in the US. It is expanding its GMP-manufacturing capacities for 212Pb radiolabeled pharmaceuticals in North America and Europe and building a unique integrated industrial platform to serve the needs of patients globally. For more information, please visit: www.oranomed.com.

As a recognized international operator in the field of nuclear materials, Orano Group delivers solutions to address present and future global energy and health challenges. Its expertise and mastery of cutting-edge technologies enable Orano to offer its customers high value-added products and services throughout the entire fuel cycle. Every day, the Orano group’s 18,000 employees draw on their skills, unwavering dedication to safety and constant quest for innovation, with the commitment to develop know-how in the transformation and control of nuclear materials, for the climate and for a healthy and resource-efficient world, now and tomorrow.

About Targeted Alpha Therapy
Targeted alpha therapy (TAT) relies on a simple concept: combining the ability of biological molecules to target cancer cells with the short-range cell-killing capabilities of alpha-emitting radioisotopes. Alpha decay consists of the emission of a helium nucleus (alpha particle) together with very high linear energy transfer and a range emission of only few cell layers, resulting in irreparable double strand DNA breaks in cells adjacent only to area of alpha emission. This approach results in an increased cytotoxic potential toward cancer cells while limiting toxicity to nearby healthy cells. As a result, alpha emitters are considered as the most powerful payloads to be found for targeted therapies.

For further details, please contact:
Molecular Partners
Seth Lewis, SVP Investor Relations & Strategy
Concord, Massachusetts, U.S.
seth.lewis@molecularpartners.com
Tel: +1 781 420 2361

Laura Jeanbart, PhD, Head of Portfolio Management & Communications
Zurich-Schlieren, Switzerland
laura.jeanbart@molecularpartners.com
Tel: +41 44 575 19 35

Orano Med
Sophie Letournel
Strategy, governance, and communication director
sophie.letournel@orano.group
Tel: +33 6 38 44 34 11

Cautionary Note Regarding Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, as amended, including, without limitation: implied and express statements regarding the clinical development of Molecular Partners’ current or future product candidates; expectations regarding timing for reporting data from ongoing clinical trials or the initiation of future clinical trials; the potential therapeutic and clinical benefits of Molecular Partners’ product candidates and its RDT and Switch-DARPin platforms; the selection and development of future programs; Molecular Partners’ collaboration with Orano Med including the benefits and results that may be achieved through the collaboration; and Molecular Partners’ expected business and financial outlook, including anticipated expenses and cash utilization for 2024 and its expectation of its current cash runway. These statements may be identified by words such as “aim”, “expect”, “guidance”, “intend”, “outlook”, “plan”, “potential”, “will” and similar expressions, and are based on Molecular Partners’ current beliefs and expectations. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Some of the key factors that could cause actual results to differ from Molecular Partners’ expectations include its plans to develop and potentially commercialize its product candidates; Molecular Partners’ reliance on third party partners and collaborators over which it may not always have full control; Molecular Partners’ ongoing and planned clinical trials and preclinical studies for its product candidates, including the timing of such trials and studies; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future clinical trials; the timing of and Molecular Partners’ ability to obtain and maintain regulatory approvals for its product candidates; the extent of clinical trials potentially required for Molecular Partners’ product candidates; the clinical utility and ability to achieve market acceptance of Molecular Partners’ product candidates; the potential that Molecular Partners’ product candidates may exhibit serious adverse, undesirable or unacceptable side effects; the impact of any health pandemic, macroeconomic factors and other global events on Molecular Partners’ preclinical studies, clinical trials or operations, or the operations of third parties on which it relies; Molecular Partners’ plans and development of any new indications for its product candidates; Molecular Partners’ commercialization, marketing and manufacturing capabilities and strategy; Molecular Partners’ intellectual property position; Molecular Partners’ ability to identify and in-license additional product candidates; unanticipated factors in addition to the foregoing that may impact Molecular Partners’ financial and business projections and guidance; and other risks and uncertainties that are described in the Risk Factors section of Molecular Partners’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with Securities and Exchange Commission (SEC) on March 14, 2024 and other filings Molecular Partners makes with the SEC. These documents are available on the Investors page of Molecular Partners’ website at www.molecularpartners.com. In addition, this press release contains information relating to interim data as of the relevant data cutoff date, results of which may differ from topline results that may be obtained in the future. Any forward-looking statements speak only as of the date of this press release and are based on information available to Molecular Partners as of the date of this release, and Molecular Partners assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.